UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2013

Commission File Number 1-14278

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 11, 2013, LATAM Airlines Group S.A. (the “Company”), filed a letter with the Santiago Stock Exchange (“SSE”) in accordance with the requirements of the SSE, regarding a preemptive rights offering to the Company’s shareholders of rights subscribe for new shares of common stock of the Company. The letter, and the supporting information and attachments thereto, was made public by the SSE on November 11, 2013.

In accordance with Instruction D to the Form 6-K, the Company is hereby filing as exhibits to this Form 6-K, an English translation of the letter to the SSE, as well as an English summary of the supporting information and attachments thereto in the form of the Share Offering Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013	LATAM AIRLINES GROUP S.A.

	By:	/s/ Andrés Osorio H.
	Name:	Andrés Osorio H.
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Letter to the Santiago Stock Exchange in connection with LATAM Airlines Group S.A.’s preemptive rights offering, dated as of November 11, 2013.

99.2	English translation of the Share Offering Prospectus, dated as of October 2013.